Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2014	March 31 2015
Assets
Current assets:
Cash and cash equivalents (note 10)	$565.0	$569.2
Accounts receivable (note 4)	693.5	644.3
Inventories (note 5)	719.0	753.9
Income taxes receivable	11.4	12.4
Assets classified as held-for-sale	28.3	28.3
Other current assets	87.0	91.3
Total current assets	2,104.2	2,099.4

Property, plant and equipment	312.4	310.1
Goodwill	19.5	19.5
Intangible assets	35.2	33.5
Deferred income taxes	37.3	42.1
Other non-current assets	75.0	74.7
Total assets	$2,583.6	$2,579.3

Liabilities and Equity
Current liabilities:
Accounts payable	$730.9	$751.4
Accrued and other current liabilities	259.6	230.7
Income taxes payable	14.5	17.9
Current portion of provisions	49.3	44.8
Total current liabilities	1,054.3	1,044.8

Pension and non-pension post-employment benefit obligations	99.2	92.0
Provisions and other non-current liabilities	18.1	17.2
Deferred income taxes	17.1	24.0
Total liabilities	1,188.7	1,178.0

Equity:
Capital stock (note 7)	2,609.5	2,516.9
Treasury stock (note 7)	(21.4)	(5.7)
Contributed surplus	677.1	748.2
Deficit	(1,845.3)	(1,825.6)
Accumulated other comprehensive loss	(25.0)	(32.5)
Total equity	1,394.9	1,401.3
Total liabilities and equity	$2,583.6	$2,579.3

Contingencies (note 11)

Subsequent events (note 12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended
	March 31
	2014	2015
Revenue	$1,312.4	$1,298.5
Cost of sales (note 5)	1,222.0	1,207.1
Gross profit	90.4	91.4
Selling, general and administrative expenses (SG&A)	55.0	55.4
Research and development	3.9	6.2
Amortization of intangible assets	2.8	2.3
Other charges (recoveries) (note 8)	(2.5)	0.3
Earnings from operations	31.2	27.2
Finance costs	0.5	0.5
Earnings before income taxes	30.7	26.7
Income tax expense (recovery) (note 9):
Current	(9.9)	5.4
Deferred	3.3	1.6
	(6.6)	7.0
Net earnings for the period	$37.3	$19.7

Basic earnings per share	$0.21	$0.11

Diluted earnings per share	$0.20	$0.11

Shares used in computing per share amounts (in millions) (note 7):
Basic	180.8	172.3
Diluted	182.6	174.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended
	March 31
	2014	2015
Net earnings for the period	$37.3	$19.7
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(0.1)	(2.0)
Changes from derivatives designated as hedges	3.6	(5.5)
Total comprehensive income for the period	$40.8	$12.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 7)	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2014	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions (note 7):
Issuance of capital stock	6.7	—	(6.4)	—	—	0.3
Repurchase of capital stock for cancellation	(3.9)	—	(25.5)	—	—	(29.4)
Stock-based compensation and other	—	10.5	0.9	—	—	11.4
Total comprehensive income:
Net earnings for the period	—	—	—	37.3	—	37.3
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(0.1)	(0.1)
Changes from derivatives designated as hedges	—	—	—	—	3.6	3.6
Balance — March 31, 2014	$2,714.8	$(1.5)	$650.7	$(1,928.1)	$(10.8)	$1,425.1

Balance — January 1, 2015	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions (note 7):
Issuance of capital stock	6.6	—	(4.6)	—	—	2.0
Repurchase of capital stock for cancellation	(99.2)	—	79.4	—	—	(19.8)
Stock-based compensation and other	—	15.7	(3.7)	—	—	12.0
Total comprehensive income:
Net earnings for the period	—	—	—	19.7	—	19.7
Other comprehensive loss, net of tax:
Currency translation differences for foreign operations	—	—	—	—	(2.0)	(2.0)
Changes from derivatives designated as hedges	—	—	—	—	(5.5)	(5.5)
Balance — March 31, 2015	$2,516.9	$(5.7)	$748.2	$(1,825.6)	$(32.5)	$1,401.3

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended
	March 31
	2014	2015
Cash provided by (used in):
Operating activities:
Net earnings for the period	$37.3	$19.7
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	16.8	16.6
Equity-settled stock-based compensation	10.9	11.5
Other charges (recoveries)	(0.1)	—
Finance costs	0.5	0.5
Income tax expense (recovery)	(6.6)	7.0
Other	(5.6)	(4.7)
Changes in non-cash working capital items:
Accounts receivable	4.3	49.2
Inventories	(8.5)	(34.9)
Other current assets	1.7	(2.1)
Accounts payable, accrued and other current liabilities and provisions	(46.2)	(24.1)
Non-cash working capital changes	(48.7)	(11.9)
Net income taxes paid	(6.3)	(3.6)
Net cash provided by (used in) operating activities	(1.8)	35.1

Investing activities:
Purchase of computer software and property, plant and equipment	(14.1)	(12.7)
Proceeds from sale of assets	0.3	0.1
Net cash used in investing activities	(13.8)	(12.6)

Financing activities:
Issuance of capital stock (note 7)	0.3	2.0
Repurchase of capital stock for cancellation (note 7)	(39.2)	(19.8)
Finance costs paid	(0.6)	(0.5)
Net cash used in financing activities	(39.5)	(18.3)

Net increase (decrease) in cash and cash equivalents	(55.1)	4.2
Cash and cash equivalents, beginning of period	544.3	565.0
Cash and cash equivalents, end of period	$489.2	$569.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2015 and our financial performance, comprehensive income and cash flows for the three months ended March 31, 2015.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on April 20, 2015.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs) (we define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets), which includes estimating future growth, profitability and discount rates; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2014 annual audited consolidated financial statements. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the first quarter of 2015 from those described in the notes to our 2014 annual audited consolidated financial statements. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

Recently issued accounting pronouncements:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended March 31
	2014	2015
Communications	40%	40%
Consumer	6%	3%
Diversified	28%	28%
Servers	10%	11%
Storage	16%	18%

Customers:

For the first quarter of 2015, we had two customers that individually represented more than 10% of total revenue (first quarter of 2014 — three customers).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

4.                                      ACCOUNTS RECEIVABLE

We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to three third-party banks. Each of these banks had a Standard and Poor’s long-term rating of A or above and short-term rating of A-1 at March 31, 2015. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2016 under specified circumstances), but may be terminated earlier as provided in the agreement. At March 31, 2015, we had sold $50.0 of accounts receivable under this facility (December 31, 2014 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

5.                                      INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $1.7 for the first quarter of 2015 (first quarter of 2014 — $2.5). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

6.                                      CREDIT FACILITIES

We have a $300.0 revolving credit facility that matures in October 2018. This facility has an accordion feature that allows us to increase this limit (on an uncommitted basis) by up to an additional $150.0 upon satisfaction of certain terms and conditions. The facility includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. Borrowings under this facility bear interest for the period of the draw at LIBOR, Prime or Federal Funds rate plus a margin. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). We are required to comply with certain restrictive covenants in respect of the facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility.

Borrowings under our revolving credit facility have historically been outstanding for fewer than 90 days. At March 31, 2015, there were no amounts outstanding under this credit facility (December 31, 2014 — no amounts outstanding). At March 31, 2015, we were in compliance with all applicable restrictive and financial covenants required by this facility. Commitment fees paid in the first quarter of 2015 were $0.3 (first quarter of 2014 — $0.5). At March 31, 2015, we had $26.2 (December 31, 2014 — $28.5) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at March 31, 2015 or December 31, 2014.

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

7.                                      CAPITAL STOCK

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and pursuant to a substantial issuer bid completed in 2012. As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

In August 2014, we completed an NCIB launched in August 2013 (the 2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During the first quarter of 2014, we paid $12.1 (including transaction fees) to repurchase and cancel 1.2 million subordinate voting shares under the 2013 NCIB at a weighted average price of $10.11 per share, including 0.9 million subordinate voting shares pursuant to a December 2013 ASPP. In addition, we paid $27.1 to a broker in February 2014 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion. We completed this PSR on May 23, 2014, pursuant to which we repurchased and cancelled 2.6 million subordinate voting shares in the second quarter of 2014 at a weighted average price of $10.43 per share.

On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allows us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. In December 2014, the TSX accepted our notice to amend the 2014 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $50.0 to a broker in December 2014 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion. We completed this PSR on January 28, 2015, pursuant to which we repurchased and cancelled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share. During the first quarter of 2015, subsequent to the completion of the PSR, we also paid $19.8 (including transaction fees) to repurchase and cancel an additional 1.7 million subordinate voting shares under the 2014 NCIB at a weighted average price of $11.66 per share.

See note 12 regarding a substantial issuer bid authorized by our board of directors.

We grant share unit awards to employees under our stock-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. We did not purchase any subordinate voting shares in the open market to satisfy the delivery requirements under our stock-based compensation plans during the first quarters of 2015 or 2014. At March 31, 2015, the trustee held 0.5 million subordinate voting shares for this purpose, having a value of $5.7 (December 31, 2014 — 2.0 million subordinate voting shares with a value of $21.4).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the three months ended March 31, 2015:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2014	3.3	3.4	6.1
Granted (i)	—	1.7	2.1
Exercised or settled (ii)	(0.3)	(1.3)	(0.5)
Forfeited/expired	—	—	(1.2)
Outstanding at March 31, 2015	3.0	3.8	6.5

Weighted-average grant date fair value of options and share units granted	$—	$11.29	$13.06

(i)                                     During the first quarter of 2015, we granted 2.1 million (first quarter of 2014 — 2.6 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

note 2(n) of our 2014 annual audited consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee or issued from treasury. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at March 31, 2015 (representing the maximum potential payout) depending on the level of achievement of the relevant performance conditions.

(ii)                                  During the first quarter of 2015, we received cash proceeds of $2.0 (first quarter of 2014 — $0.3) relating to the exercise of stock options granted to employees.

At March 31, 2015, 1.2 million (December 31, 2014 — 1.1 million) DSUs were outstanding.

For the first quarter of 2015, we recorded employee stock-based compensation expense (excluding DSUs) of $11.5 (first quarter of 2014 — $10.9), and DSU expense of $0.5 (first quarter of 2014 — $0.5). The amount of our employee stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

8.                                      OTHER CHARGES (RECOVERIES)

	Three months ended March 31
	2014	2015
Restructuring (a)	$—	$0.3
Other (b)	(2.5)	—
	$(2.5)	$0.3

(a)                                 Restructuring:

During the first quarter of 2015, we recorded restructuring charges of $0.3 (nil for the first quarter of 2014). Our restructuring provision at March 31, 2015 was $1.7 (December 31, 2014 — $1.9) comprised primarily of previously disclosed contractual lease obligations related to operations we intend to close.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the timing and number of employees to be terminated, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. We engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair value less costs to sell as determined by the third-party brokers. We also record adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

(b)                                 Other:

In the first quarter of 2014, other was comprised primarily of the recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods.

10

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

9.                                      INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013.

See note 11 regarding income tax contingencies.

10.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2014 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2014. There have been no significant changes to the source of our inputs since December 31, 2014.

Cash and cash equivalents are comprised of the following:

	December 31 2014	March 31 2015
Cash	$397.2	$427.3
Cash equivalents	167.8	141.9
	$565.0	$569.2

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at March 31, 2015 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at March 31, 2015 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at March 31, 2015.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Canadian dollar	Euro	Thai baht
Cash and cash equivalents	$0.4	$6.7	$1.0
Account receivable and other financial assets	5.1	16.7	0.2
Accounts payable and certain accrued and other liabilities and provisions	(24.2)	(9.3)	(14.0)
Net financial assets (liabilities)	$(18.7)	$14.1	$(12.8)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at March 31, 2015. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.3	$(0.1)	$0.1
Other comprehensive income	1.0	0.1	1.1
1% Weakening
Net earnings	(1.2)	0.1	(0.1)
Other comprehensive income	(1.0)	(0.1)	(1.1)

At March 31, 2015, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$271.7	$0.84	15	$(15.7)
Thai baht	130.2	0.03	15	0.4
Malaysian ringgit	85.3	0.29	15	(7.2)
Mexican peso	25.9	0.07	15	(1.9)
British pound	111.0	1.51	4	2.5
Chinese renminbi	98.7	0.16	12	0.5
Euro	39.5	1.15	12	1.0
Romanian leu	16.1	0.28	12	(1.8)
Singapore dollar	21.4	0.76	12	(1.1)
Other	7.5		4	—
Total	$807.3			$(23.3)

At March 31, 2015, the fair value of the outstanding contracts was a net unrealized loss of $23.3 (December 31, 2014 — net unrealized loss of $15.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at March 31, 2015 was not significant, is recognized immediately in our consolidated statement of operations. At March 31, 2015, we recorded $5.8 of derivative assets in other current assets, and $29.1 of derivative liabilities in accrued and other current and non-current liabilities (December 31, 2014 — $3.6 of derivative assets in other current assets and $18.6 of derivative liabilities in accrued and other current liabilities and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

11.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs’ motion for partial summary judgment, but granted plaintiffs’ motion on market efficiency.  The District Court also granted plaintiffs’ renewed class certification motion and certified plaintiffs’ revised class. A trial date has been set for April 20, 2015. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case. On April 17, 2015, the plaintiffs submitted the settlement to the District Court seeking preliminary approval of the settlement and of the form of notice to be issued to class members. It is anticipated that the settlement amount will be covered by our liability insurance. However, as the settlement has not yet been finalized, and remains subject to approval by the District Court, there can be no assurance that the settlement will be entered into at all, that any actual settlement or other disposition of the lawsuit will not be in excess of amounts accrued or on terms less favorable to us than the agreement in principle, or that the actual settlement or other disposition of the lawsuit will not have a material adverse impact on our financial position or liquidity. If a settlement is not consummated on terms acceptable to us, we intend to continue to vigorously defend this lawsuit.

Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the agreement in principle discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015, and the decision is under reserve. A possible outcome of the Supreme Court appeal would be that the Canadian case is dismissed in its entirety. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with Canadian GAAP. The court also denied certification of the plaintiffs’ common law claims. The action is at the discovery stage and, depending on the outcome of the

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Supreme Court appeal, the discoveries may resume. There have been some settlement discussions among the parties to the Canadian proceedings. However, there can be no assurance that such discussions will lead to a settlement, or that any settlements or other dispositions of the Canadian lawsuit will not be in excess of amounts covered by our liability insurance policies. If the Supreme Court appeal does not result in a dismissal of the Canadian action and/or settlement on terms acceptable to us is not reached, we intend to continue to vigorously defend the lawsuit. We believe the allegations in the claim are without merit. However, there can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

Income taxes

We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $16 to $20 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $32 at period-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $26 at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

In the first quarter of 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 and the relevant tax costs related to the foreign exchange gains have been accrued as at March 31, 2015.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

12.                               SUBSEQUENT EVENTS

On April 20, 2015, our board of directors authorized a substantial issuer bid to repurchase for cancellation up to $350 of our subordinate voting shares.

In April 2015, one of our aerospace and defense customers outsourced certain of its operations to us. We will manage the manufacturing and repair operations for certain product lines of this customer from its site in Ontario, Canada. As part of the agreement, we have assumed the workforce assigned to these operations and purchased $34 of inventory.

In March 2015, we entered into a multi-year supply agreement with a solar cell supplier that includes a commitment by us to provide cash advances of up to $36 in the second quarter of 2015 to help finance the supplier’s working capital needs, including expansion of its manufacturing operations into Malaysia. We also entered into an agreement in April 2015 to lease manufacturing equipment valued at approximately $22 to be used in our solar operations in Asia.